PACIFIC ASIA CHINA ENERGY INC.

CONSOLIDATED FINANCIAL STATEMENTS
FEBRUARY 29, 2008

AUDITORS' REPORT

To the Shareholders of Pacific Asia China Energy Inc.

We have audited the consolidated balance sheets of Pacific Asia China Energy Inc. as at February 29, 2008 and February 28, 2007 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at February 29, 2008 and February 28, 2007 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

“DMCL”

DALE MATHESON CARR-HILTON LABONTE LLP

CHARTERED ACCOUNTANTS

Vancouver, Canada

May 30, 2008

PACIFIC ASIA CHINA ENERGY INC.

CONSOLIDATED BALANCE SHEET

	February 29, 2008	February 28, 2007
ASSETS
Current
Cash and cash equivalents	$ 2,629,008	$ 2,801,193
Accounts receivable (Note 2)	657,680	111,671
Prepaid expenses	70,577	57,736
	3,357,265	2,970,600
Equipment (Note 3)	7,425,516	4,379,186
License (Note 4)	474,494	527,216
Resource property interests (Note 6)	10,316,073	8,263,955
	$ 21,573,348	$ 16,140,957
LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities (Note 7)	$ 2,676,038	$ 1,046,738
Unearned drilling revenue	939,228	-
	3,615,266	1,046,738
Loan payable (Note 8)	1,148,021	-
Shareholders' equity
Capital stock (Note 9)	26,547,446	18,083,744
Contributed Surplus (Note 9)	2,148,559	1,470,203
Deficit	(11,885,944)	(4,459,728)
	16,810,061	15,094,219
	$21,573,348	$ 16,140,957

Nature and continuance of operations (Note 1)

Subsequent events (Note 13)

Commitments (Notes 6 and 8)

On behalf of the Board:

“Dev Randhawa ”

Director

   “Steven Khan”

Director

The accompanying notes are an integral part of these consolidated financial statements.

PACIFIC ASIA CHINA ENERGY INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

	February 29, 2008	February 28, 2007
REVENUE
Drilling revenue	$ 1,532,977	$ -
Cost of drilling services (Note 3)	(2,582,708)	-
	(1,049,731)	-
EXPENSES
General and administrative expenses (Note 7)	3,196,386	2,356,751
Amortization (Note 3)	265,539	108,500
Loss before other items	(4,511,656)	(2,465,251)
OTHER ITEMS
Foreign exchange loss	(435,194)	-
Interest expense (Note 8)	(21,661)	-
Interest income	144,302	296,619
Miscellaneous income	903	-
Write off of mineral property interests (Note 6)	(2,602,910)	-
	(2,914,560)	296,619
Net Loss	(7,426,216)	(2,168,632)
Deficit, beginning	(4,459,728)	(2,291,096)
Deficit, ending	$ (11,885,944)	$ (4,459,728)
Basic and diluted net loss per share	$ (0.08)	$ (0.03)
Weighted average number of shares outstanding – basic and diluted	88,805,061	72,176,390

The accompanying notes are an integral part of these consolidated financial statements.

PACIFIC ASIA CHINA ENERGY INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	February 29, 2008	February 28, 2007
CASH FLOWS FROM OPERATING ACTIVITIES
Net Loss	$ (7,426,216)	$ (2,168,632)
Adjustments for items not affecting cash:
Stock-based compensation	522,370	630,347
Amortization	670,862	2,855
Write off of mineral property interests	2,602,910	-
Change in non-cash working capital items:
Accounts receivables	(546,009)	(75,245)
Prepaid expenses	(12,841)	(37,879)
Accounts payable and accrued liabilities	1,629,300	541,546
Unearned drilling revenue	939,228	-
Net cash used in operating activities	(1,620,396)	(1,107,008)
CASH FLOWS FROM INVESTING ACTIVITIES
Equipment purchased	(3,664,470)	(4,382,041)
Resource property expenditures	(4,655,028)	(3,566,860)
Net cash used in investing activities	(8,319,498)	(7,948,901)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of capital stock, net of issue costs	8,619,688	864,892
Loan payable	1,148,021	-
Net cash provided by financing activities	9,767,709	864,892
Decrease in cash and cash equivalents	(172,185)	(8,191,017)
Cash and cash equivalents, beginning	2,801,193	10,992,210
Cash and cash equivalents, ending	$ 2,629,008	$ 2,801,193

Supplemental disclosure with respect to cash flows (Note 10)

The accompanying notes are an integral part of these consolidated financial statements.

PACIFIC ASIA CHINA ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 29, 2008

1.

NATURE AND CONTINUANCE OF OPERATIONS

Pacific Asia China Energy Inc. (the “Company”) is an exploration stage company incorporated under the British Columbia Business Corporations Act. The Company’s common shares are listed for trading on the TSX Venture Exchange (“TSX-V”) under the symbol PCE. The Company is a junior resource issuer primarily engaged in the acquisition, exploration and development of coalbed methane (CBM) properties in China as well as CBM drilling and coal degasification through its 50% owned subsidiary, Pace Mitchell Drilling Corp (“PMD”).

The consolidated financial statements contained herein include the accounts of the Company and its subsidiaries, China Canada Energy Corp. (“CCE”), AsiaCanada Energy Inc. (“ACE”), Art Gallery Live Inc. (inactive), Pace Drilling Ltd., and its 50% owned subsidiary Pace Mitchell Drilling Corp. (“PMD”) and its wholly owned subsidiary Mitchell Guizhou Drilling Co. Ltd. (“MGD”) (Note 5).

On March 20, 2006 the Company completed a share exchange agreement with the shareholders of ACE whereby the Company acquired 100% of the issued and outstanding shares of ACE in exchange for the issuance of 18,500,000 common shares of the Company (Note 6).

Going Concern

The Company is in the process of exploring and developing its resource properties and has not yet determined whether these properties contain proven reserves that are economically recoverable. The recoverability of the amounts shown for resource property interests and related deferred exploration costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development and upon future profitable operations.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. Continued operations of the Company are dependent on the Company's ability to receive continued financial support as needed, and ultimately on generating profitable operations in the future. The financial statements do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations. Management intends to fund the future operations of the Company from the proceeds of issuing common shares.

	February 29, 2008	February 28, 2007

Working capital (deficit)	$ (258,001)	$ 1,923,862
Deficit	(11,885,944)	(4,459,728)

2.

SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and presented in Canadian dollars.

Principles of consolidation

These consolidated financial statements include the accounts of the Company, its subsidiaries and Variable Interest Entities (“VIE’s”). All intercompany balances and transactions have been eliminated upon consolidation.

PACIFIC ASIA CHINA ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 29, 2008

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and cash equivalents

Cash and cash equivalents include cash and short term investments with a maturity of 90 days or less from the date of investment.

Revenue recognition policy

Revenue from drilling services is recognized using the percentage of completion method. Revenues received in excess of the percentage of completion are recognized as unearned revenue and presented on the balance sheet as a liability.

Resource properties

The Company follows the full cost method of accounting for coal bed methane operations, whereby all costs of exploring for and developing coal bed methane reserves are capitalized and accumulated in cost centres on a country-by-country basis. Costs include project acquisition costs, geological and geophysical charges, direct internal costs, carrying charges on non-productive properties and costs of drilling both productive and non-productive wells.

Should the Company establish mineral property interests with proven reserves, the costs in each cost centre will be depleted and depreciated using the unit-of-production method based on the estimated proven reserves before royalties. The costs of acquiring and evaluating significant unproven properties are initially excluded from depletion calculations. These unevaluated properties are assessed on a reporting period basis to ascertain whether impairment has occurred. When proven reserves are assigned or the mineral property interest is considered to be impaired, the cost of the mineral property interest or the amount of the impairment is added to costs subject to depletion.

The capitalized costs less accumulated depletion and depreciation in each cost centre are limited to an amount equal to the estimated future net revenue from proved reserves (based on forecasted prices and costs at the balance sheet date) plus the lower of cost and estimated fair value (net of impairments) of unproved mineral property interests. The total capitalized costs less accumulated depletion and depreciation, site restoration provision and future income taxes of all cost centres is further limited to an amount equal to the future net revenue from proved reserves plus the cost (net of impairments) of unproved mineral property interests of all cost centres less estimated future site restoration costs, general and administrative expenses, financing costs and income taxes.

Proceeds from the sale of coal bed methane properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would significantly alter the rate of depletion and depreciation.

Estimated future site restoration and abandonment costs, net of expected recoveries, are provided over the life of the proved reserves using the unit-of-production method. Costs are estimated each year by management based on current regulations, costs, and technology and industry standards.

If the Company's exploration and production activities are conducted jointly with others, the accounts reflect only the Company's proportionate interest in such activities.

Asset retirement obligations

An asset retirement obligation is a legal obligation associated with the retirement of tangible long-lived assets that the Company is required to settle. The Company recognizes the fair value of a liability for an asset retirement obligation in the year in which it is incurred when a reasonable estimate of fair value can be made. The carrying amount of the related long-lived asset is increased by the same amount as the liability. As at February 29, 2008, management has determined that the Company does not have any asset retirement obligations.

PACIFIC ASIA CHINA ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 29, 2008

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

Stock-based compensation

The Company recognizes compensation expense for all stock-based rewards and options using the fair value based method. The fair values of stock-based rewards, options granted or altered are determined using the Black-Scholes option pricing model and recorded as stock-based compensation in the period the rewards and options are granted and vested or altered.

Foreign currency translation

Balances denominated in foreign currencies are translated into Canadian dollar equivalents as follows:

i.

Monetary assets and liabilities at year end rates;

ii.

All other assets and liabilities at historical rates;

iii.

Revenue and expense transactions at the average rate of exchange prevailing during the year.

The Company’s subsidiaries are integrated foreign operations and are translated into Canadian dollar equivalents using the temporal method. Monetary items are translated at the exchange rate in effect at the balance sheet date; non-monetary items are translated at historical exchange rates. Revenue and expense items are translated at the average exchange rate for the period. Translation gains and losses are reflected in loss for the year.

Income taxes

Income taxes are recorded using the asset and liability method whereby future tax assets and liabilities are recognized for the future tax consequences attributable to temporary timing differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Equipment

Equipment is carried at cost and amortized over its useful life. Drilling equipment will be amortized over its expected life of 10 years with no salvage value. Office equipment is amortized over its expected life of 5 years with no salvage value.

Long-lived assets

The Company reviews the carrying value of long-lived assets, whenever events or changes in circumstances that would indicate impairment. Carrying value is assessed by management with reference to the estimated recoverable value based on factors including, estimated undiscounted and discounted future cash flows, financial operating conditions, obsolescence and value in use. Should management determine that the carrying value of an asset or group of assets is impaired, an impairment charge is recorded in the period so determined.

PACIFIC ASIA CHINA ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 29, 2008

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. For the years presented, this calculation proved to be anti-dilutive and consequently basic loss per share is equal to diluted loss per share. Basic and diluted loss per share is calculated using the weighted average number of shares outstanding during the period.

Risk management

The Company is engaged primarily in the exploration for coal bed methane and is exposed to related industry risks including recovery, commodity and market risks.

The Company is at risk for environmental issues relating to exploration. In management’s opinion, the Company develops and follows policies that are designed to comply with and follow government and industry environmental regulations related to its principal activity.

The Company generates 100% of its drilling revenues in China from 3 different customers. As at February 29, 2008, 54% of accounts receivable was due from 1 customer. In order to mitigate this credit risk the Company collects funds in advance from the customers and records it as deferred revenue.

The Company is not exposed to significant interest rate risk.

The Company’s functional currency is the Canadian dollar. All current exploration activities occur in China. The Company’s subsidiary uses the RMB as its functional currency and is subject to foreign currency fluctuations in satisfying obligations related to its Chinese exploration and administration activities. Currently the Company does not use any hedging or derivative instruments to reduce its exposure to foreign currency risk.

Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of impairment of assets, resource property carrying values, determination of fair value for stock based transactions and income taxes. Financial results as determined by actual events could differ from those estimates.

Variable Interest Entities

The Company has adopted the Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline 15, “Consolidation of Variable Interest Entities” (“AcG15”) on a prospective basis to account for its interest in PMD (Note 5). AcG15 prescribes the application of consolidation principles for entities that meet the definition of a VIE. An enterprise holding other than a voting interest in a VIE could, subject to certain conditions, be required to consolidate the VIE if it is considered its primary beneficiary whereby it would absorb the majority of the VIE’s expected losses, receive the majority of its expected residual returns, or both.

PACIFIC ASIA CHINA ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 29, 2008

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

Comparative Figures

Certain comparative figures have been reclassified to correspond with the presentation adopted in the current year.

Change in accounting policy

On March 1, 2007, the Company adopted the CICA Handbook Sections 3855 “Financial Instruments – Recognition and Measurement”, 3861 “Financial Instruments – Disclosure and Presentation”, 3865 “Hedges”, 1530 “Comprehensive Income”, and 3251 “Equity”, for fiscal years beginning on or after March 1, 2007. These standards have been adopted on a prospective basis with no restatement to prior period financial statements.

Financial instruments - Recognition and measurement

Section 3855 establishes standards for the recognition and measurement of all financial instruments, provides a characteristics-based definition of a derivative financial instrument, provides criteria to be used to determine when a financial instrument should be recognized, and provides criteria to be used when a financial instrument is to be extinguished. Under this standard, all financial instruments are required to be measured at fair value on initial recognition. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, held-to-maturity, available-for-sale, loans and receivables, or other financial liabilities. The Company has implemented the following classifications for its financial instruments:

a)

Cash equivalents have been classified as held-for-trading.

b)

Loan payable, accounts payable and accrued liabilities have been classified as other financial liabilities and are measured at amortized cost.

c)

Accounts receivables have been classified as receivables.

As at February 29, 2008, the Company has not entered into any hedging activity. Comprehensive Income

Section 1530 establishes standards for reporting and displaying comprehensive income. Comprehensive income is defined as the change in equity (net assets) from transactions and other events from non-owner sources. Other comprehensive income is defined as revenues, expenses, gains and losses that, in accordance with primary sources of GAAP, are recognized in comprehensive income, but excluded from net income. This would include holding gains and losses from financial instruments classified as available-for-sale. As at February 29, 2008, the Company had no items that would be classified as other comprehensive income.

Recent accounting pronouncements

The CICA has issued new standards which may affect the financial disclosures and results of operations of the Company for interim and annual periods beginning March 1, 2008. The Company will adopt the requirements commencing in the interim period ended May 31, 2008 and is currently considering the impact this will have on the Company's financial statements.

Section 1400 – Assessing Going Concern

This Section was amended to include requirements for management to assess and disclose an entity’s ability to continue as a going concern.

PACIFIC ASIA CHINA ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 29, 2008

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent accounting pronouncements (continued) Section 1535 – Capital Disclosures

This Section establishes standards for disclosing information about an entity's capital and how it is managed. Under this standard the Company will be required to disclose the following, based on the information provided internally to the entity's key management personnel:

(i)

qualitative information about its objectives, policies and processes for managing capital,

(ii)

summary quantitative data about what it manages as capital.

(iii)

whether during the period it complied with any externally imposed capital requirements to which it is subject and

(iv)

when the Company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

Section 3862 – Financial Instruments – Disclosures

This Section requires entities to provide disclosure of quantitative and qualitative information in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity's financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and management’s objectives, policies and procedures for managing such risks. Entities will be required to disclose the measurement basis or bases used, and the criteria used to determine classification for different types of instruments.

The Section requires specific disclosures to be made, including the criteria for:

(i)

designating financial assets and liabilities as held for trading;

(ii)

designating financial assets as available-for-sale; and

(iii)

determining when impairment is recorded against the related financial asset or when an allowance account is used.

Section 3863 – Financial Instruments - Presentation

This Section was issued to enhance financial statement users' understanding of the significance of financial instruments to an entity's financial position, performance and cash flows. This section establishes standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset.

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended February 28, 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

PACIFIC ASIA CHINA ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 29, 2008

3.

EQUIPMENT

	February 29, 2008			February 28, 2007

	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

Office Equipment	$ 61,040	$ 15,547	$ 45,493	$ 5,906	$ 2,855	$ 3,051
Drilling Equipment	7,985,471	605,448	7,380,023	4,376,135	-	4,376,135
	$ 8,046,511	$ 620,995	$ 7,425,516	$ 4,382,041	$ 2,855	$ 4,379,186

Amortization of $405,323 relating to the drilling equipment is classified in cost of drilling services in the consolidated statements of operations and deficit.

4.

INTANGIBLE ASSETS

	February 29, 2008			February 28, 2007

	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

License	$ 527,216	$ 52,722	$ 474,494	$ 527,216	$ -	$ 527,216

During the year ended February 2007, the Company issued 1,075,950 common shares to Mitchell Drilling International Pty Ltd. (MDI) in exchange for the China licensing rights to use the proprietary Dymaxion drilling system of MDI. This licence is to be used in the operations of PMD over 10 years (Note 5).

5.

JOINT VENTURE AGREEMENT

In November 2006, the Company entered into a 50/50 joint venture agreement with MDI to construct, market and operate drilling rigs in China. The Company agreed to loan PMD up to US$7,000,000 to fund the joint venture. As at February 29, 2008, the Company had loaned US$7,000,000 to PMD. In accordance with Canadian GAAP, intercompany loans between PACE and PMD are eliminated on consolidation. MDI licensed its proprietary drilling system to PMD and will provide management expertise to operate the drilling rig business which commenced operations in the first quarter of fiscal 2008. Pursuant to the agreement, PMD will repay the Company the balance of its loans prior to the Company and MDI sharing equally in the profits of PMD.

The Company’s interest in PMD has been accounted for as a variable interest entity as the Company is considered to be the primary beneficiary of MDI. Accordingly, the Company has recorded 100% of the assets, liabilities and operations of PMD since its inception.

PACIFIC ASIA CHINA ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 29, 2008

6.

RESOURCE PROPERTY INTERESTS

Title to resource property interests involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyance of historical characteristics of many resource properties. The Company has investigated beneficial ownership of its resource property interests and, to the best of its knowledge, its beneficial ownership to its interests is in good standing.

Huangshi Property

Pursuant to CCE’s production sharing contract (“PSC”) with China United Coal Bed Methane Corporation (CUCBM), the Company had the ability to earn a 70% interest in the Huangshi property by drilling a minimum of five exploration wells totaling 2,500 meters, conduct pilot development work and expend a minimum of US $1,500,000 on exploration operations. The Company was responsible for 100% of the exploration costs and was required to complete the exploration program within two years. At the conclusion of the exploration period, the Company had the option to terminate the contract but required to pay, at that time, any unfulfilled balance of the minimum exploration work commitment.

On May 12, 2008, the Company announced it had reached an agreement with the CUCBM to terminate the Huanshi property agreement, managed by its 100% owned subsidiary, CCE. The Company deemed the project to have a low probability of being commercially viable after completing a number of drill holes. The Company will be required to pay US$100,000 to CUCBM plus any outstanding payables in return for waiving the remaining minimum exploration work commitment, as specified in the agreement. All commitments have been accrued at year end. These payments will release the Company from any further obligation to the Huangshi project and the PSC will be formally terminated. As of February 29, 2008, the Company has written off all property costs related to the Huangshi property pursuant to the termination of the contract.

Guizhou Property

Pursuant to a share purchase option agreement dated August 29, 2005, on March 20, 2006 the Company completed the acquisition of ACE by issuing 18,000,000 common shares and 500,000 finder’s fee common shares valued at $2,867,500, to the shareholders of ACE, of which 5,000,000 shares were issued to a common director with the Company. ACE has a profit sharing contract with CUCBM to explore for and develop coal bed methane resources in the province of Guizhou, China. The Company can earn a 60 per cent interest in the property by funding up to US $8,000,000 for an exploration pilot program. Under the agreement, the Company is committed to spending US $8,000,000 on the Guizhou coal bed methane project over 4 years.

The Company has accounted for this acquisition using the purchase method of accounting. The excess of purchase consideration over the net book value of the net assets acquired was recorded as resource property interest as follows:

Purchase price (18,500,000 Common Shares)		$ 2,867,500
Net Identifiable Assets:
Cash	$ 369,520
Resource property interests	644,109
Liabilities assumed	(1,027,219)
Net asset deficiency		(13,590)
Excess allocated to deferred exploration costs		$ 2,881,090

PACIFIC ASIA CHINA ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 29, 2008

6.

RESOURCE PROPERTY INTERESTS (continued)

The following table summarizes the Company’s resource property interests, as of February 29, 2008:

	Huangshi Property	Guizhou Property	Total Property Expenditures
Resource Property Balance, February 28, 2006	$ 1,092,727	$ -	$ 1,092,727
ACE acquisition cost	-	3,525,199	3,525,199
Deferred exploration costs:
CUCBM fees	75,032	295,518	370,550
Geological expenditures	120,903	708,806	829,709
Supplies	46,840	238,455	285,295
Personnel fees	200,028	318,039	518,067
Travel	24,400	202,760	227,160
Drilling and sample testing	327,715	1,087,533	1,415,248
Resource Property Balance, February 28, 2007	1,887,645	6,376,310	8,263,955
CUCBM fees	232,052	399,219	631,271
Geological expenditures	69,197	220,421	289,618
Supplies	61,612	133,612	195,224
Personnel fees	183,499	396,501	580,000
Travel	11,838	90,555	102,393
Drilling and sample testing	157,067	2,699,455	2,856,522
Total costs before write offs	2,602,910	10,316,073	12,918,983
Write off of mineral property interests	(2,602,910)	-	(2,602,910)
Resource Property Balance, February 29, 2008	$ -	$ 10,316,073	$ 10,316,073

7.

RELATED PARTY TRANSACTIONS

The Company entered into the following related party transactions during the year ended February 28, 2008:

a)

incurred consulting fees of $506,070 (2007 - $405,459) to an officer and companies controlled by directors of the Company.

b)

issued nil (2007 – 5,000,000) shares to a director in conjunction with the acquisition of ACE.

c)

granted nil (2007 – 550,000) share purchase options with an estimated fair value of $nil (2007 -$317,958) to directors of the Company.

d)

incurred vehicle expenses of $83,441 (2007 – $nil) to a company controlled by a director of the Company.

Include in accounts payable at February 29, 2008 is $54,145 (2007 - $28,834) due to an officer and companies controlled by directors of the Company. Amounts due to related parties are non-interest bearing, unsecured and have no set terms of repayment.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

PACIFIC ASIA CHINA ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 29, 2008

8.

LONG TERM LOAN

As of February 29, 2008, MDI has loaned MGD CDN$1,148,021. The loan bears interest equal to the libor rate plus 5%, effective the date of each transaction. As of February 29, 2008, MGD has accrued $21,661 for interest incurred on the outstanding loan. The loan is unsecured and does not have any specific terms of repayment. Repayment of the loan is to be derived from the earnings of PMD. Management does not anticipate any repayment of the loan during the year ended February 28, 2009.

8.

CAPITAL STOCK AND CONTRIBUTED SURPLUS

Capital stock as at February 29, 2008 is comprised of the following:

	Number of Shares	Amount	Contributed Surplus
Authorized Unlimited number of common shares, without par value Issued
As at February 28, 2006	53,738,626	$ 13,824,136	$ 839,856
Exercise of warrants	1,282,125	775,913	-
Exercise of agents’ options	238,080	119,040	-
Shares issued for intellectual property (Note 4)	1,075,950	527,216
Share issuance costs	-	(30,063)	-
Shares issued for the acquisition of ACE (Note 6)	18,000,000	2,790,000	-
Finders’ fee for acquisition of ACE (Note 6)	500,000	77,500	-
Stock-based compensation	-	-	630,347
As at February 28, 2007	74,834,781	18,083,742	1,470,203
Exercise of warrants	2,338,125	571,542	(10,392)
Shares issued pursuant to private placements	15,397,272	8,468,500
Agents’ warrants issued pursuant to private placement	-	(166,378)	166,378
Share issuance costs	-	(409,960)	-
Stock-based compensation	-	-	522,370
As at February 29, 2008	92,570,178	$ 26,547,446	$ 2,148,559

Included in issued capital stock at February 29, 2008 are 11,100,000 (2007 – 23,700,000) common shares subject to an escrow agreement and will be released over a period of three years, subject to regulatory approval.

Private placements

On May 7, 2007, the Company completed a non-brokered private placement consisting of 15,397,272 units at $0.55 per unit for gross proceeds of $8,468,500. Each unit consists of one common share and one half share purchase warrant. There has been no value attributed to the warrants. Each full warrant entitles the holder to acquire one additional common share at $0.65 per share for a period of two years expiring April 5, 2009 and May 7, 2009. In connection with the private placement, the Company granted 669,065 agents’ warrants valued at $166,378 and paid finder’s fees in the amount of $368,286 to agents and finders. Each agent’s warrant entitles the agent to purchase one share purchase warrant at $0.65 for a period of two years, expiring May 7, 2009.

PACIFIC ASIA CHINA ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 29, 2008

9.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (continued)

Stock options and warrants

The Company has a stock option plan whereby, from time to time, at the discretion of the Board of Directors, stock options are granted to directors, officers, employees and certain consultants. The exercise price of each option is based on the market price of the Company’s common stock at the date of grant less an applicable discount. The options can be granted for a maximum term of five years with vesting provisions determined by the Board of Directors.

Stock option and share purchase warrant transactions are summarized as follows:

	Warrants	Stock Options
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
Outstanding, February 28, 2006	19,186,000	$ 0.65	4,400,000	$ 0.61
Granted	119,040	0.75	1,100,000	1.49
Exercised	(1,282,125)	0.61	-	-
Expired/cancelled	-	-	(100,000)	0.50
Outstanding, February 28, 2007	18,022,915	$ 0.65	5,400,000	$ 0.80
Granted	8,367,701	0.65	200,000	0.56
Exercised	(2,338,125)	0.24	-	-
Expired	(15,684,790)	0.72	-	-
Outstanding, February 29, 2008	8,367,701	$ 0.65	5,600,000	$ 0.79

As at February 29, 2008, The weighted average outstanding life of the stock options and warrants are 2.82 and 1.13 years, respectively.

As at February 29, 2008, incentive stock options, units, and share purchase warrants were outstanding as follows:

	Number of Shares	Exercise Price	Expiry Date
Options	50,000	$ 2.38	March 10, 2008 (subsequently expired)
	200,000	$ 1.50	January 25, 2009
	3,900,000	$ 0.50	December 30, 2010
	150,000	$0.50	October 15, 2010
	200,000	$ 2.00	February 15, 2011
	750,000	$ 1.50	April 12, 2011
	250,000	$ 1.50	May 3, 2011
	50,000	$ 0.50	January 25, 2012
	50,000	$0.75	July 31, 2012
5,600,000

-Continued-

PACIFIC ASIA CHINA ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 29, 2008

9.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (continued)

Stock options and warrants (cont’d ... )

	Number of Shares	Exercise Price	Expiry Date
Continued…

Warrants
Private Placement	7,698,636	$0.65	April 5, 2009/May 7, 2009
Agents’ warrants	669,065	$0.65	May 7, 2009
	8,367,701

Stock-based compensation

During the fiscal year ended February 29, 2008, the Company granted 200,000 (2007 – 1,100,000) options to employees, consultants and directors. Accordingly, using the Black-Scholes option pricing model, the stock options are recorded at fair value in the statement of operations. Total stock-based compensation relating to the options recognized in the statement of operations was $522,370 (2007 - $630,347) as a result of options granted and vested in the year. The fair value was recorded as contributed surplus on the balance sheet.

The following assumptions were used for the valuation of stock options and warrants:

	February 29, 2008	February 28, 2007
Risk-free interest rate	4.25%	4.19%
Expected life	4 years	4 years
Annualized volatility	56.81%	100.00%
Dividend yield	0.00%	0.00%

9.

SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

	February 29, 2008	February 28, 2007
Cash and cash equivalents consist of: Cash Short term investments	$ 388,008 2,241,000	$ 567,027 2,234,166
	$ 2,629,008	$ 2,801,193

Cash paid during the year for: Interest Income taxes	$ - $ -	$ - $ -

PACIFIC ASIA CHINA ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 29, 2008

10.

SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS (cont’d ... )

Significant non-cash transactions excluded from the statement of cash flows for the periods ending February 29, 2008 and February 28, 2007 include:

a)

Issuing nil (2007 - 18,500,000) common shares pursuant to the acquisition of ACE as described in Note 6.

b)

Issuing nil (2007 - 1,075,950) common shares pursuant to a licencing agreement to use drilling technology in China.

c)

Issuing nil (2007 - 10,000,000) common shares pursuant to the reverse takeover acquisition, $nil (2007 $83,263) towards resource property costs, and assumed an obligation of $nil (2007 - $247,880) on the acquisition of a resource property.

11.

INCOME TAXES

The actual income tax provisions differ from the expected amounts calculated by applying the Canadian combined federal and provincial corporate income tax rates to the Company’s loss before income taxes. The components of these differences are as follows

	2008	2007

Loss before income taxes Statutory tax rate	(7,426,216) 33.61%	(2,168,632) 34.12%
Expected tax recovery	92,495,738)	(739,937)
Decrease (increase) resulting from:
Difference in foreign tax rates	219,294	61,323
Stock based compensation	175,554	211,048
Non-capital losses expired	148,679	329,792
Other	(29,556)	(2,051)
Unrecognized non-capital loss carry-forward	1,981,767	139,825
Income tax recovery	$ -	$ -
The Company’s Canadian future income tax assets are estimated as follows:
	2008	2007
Components of future tax assets and liabilities:
Non-capital loss carry forwards	$ 1,897,000	$ 995,000
Equipment	20,000	22,000
Resource property costs and expenditures	(17,000)	(18,000)
Cumulative eligible capital deductions	123,000	136,000
Share Issuance Costs	106,000	8,000
Less: Valuation allowance	(2,129,000)	(1,143,000)
Net future income tax asset	$ -	$ -

PACIFIC ASIA CHINA ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 29, 2008

11.

INCOME TAXES (cont’d ... )

The Company has approximately $6,153,000 (2007 - $2,916,000) of non-capital losses which can be applied to reduce future taxable income, expiring as follows:

Year of Expiry	Amount

2009	$ 356,000
2010	147,000
2011	83,000
2015	252,000
2026	332,000
2027	1,304,000
2028	3,679,000
$ 6,153,000

12.

SEGMENTED INFORMATION

Exploration of resource properties and drilling are the Company’s operating segments. Both segments are located in China.

Equipment (for each segment)
	February 29, 2008	February 28, 2007
Exploration of resource properties	$ 45,493	$ 3,051
Drilling	7,380,023	4,376,135

	$ 7,425,516	$ 4,379,186

Loss (for each segment)
	For the Year Ended February 29, 2008	For the Year Ended February 28, 2007
Exploration of resource properties	$ (4,086,478)	$ (1,916,495)
Drilling	(3,339,738)	(252,137)

	$ (7,426,216)	$ (2,168,632)

13.

SUBSEQUENT EVENTS

Subsequent to February 29, 2008, the following occurred:

a.

On March 27, 2008, the Company announced it has entered into an agreement with an existing customer of the Company, a Green Dragon Gas wholly owned subsidiary, Greka China Ltd. (“Greka”). As per the agreement, Greka, through a wholly-owned British Columbia subsidiary, will acquire all of the Company’s shares at a price of $0.35 per share in cash for an approximate total of $32.4 million. The agreement is subject to regulatory and shareholder approval.

PACIFIC ASIA CHINA ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 29, 2008

13.

SUBSEQUENT EVENTS (cont’d ... )

b.

On May 12, 2008, the Company announced it had reached an agreement with CUCBM to terminate the Huangshi CBM property, managed by its 100% owned subsidiary, CCE. The Company deemed the project to have a low probability of being commercially viable after completing a number of drill holes and study of the property. The Company will be required to pay US$100,000 to CUCBM plus any outstanding accounts payable in return for waiving the remaining minimum exploration work commitment as specified in Note 6. These payments will release the Company from any further obligation to the Huangshi project and the PSC will be formally terminated.